SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 May 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

14 May 2015

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed by the requisite majorities. Resolutions 1 to 21 (inclusive) were passed as ordinary resolutions. Resolutions 22 to 28 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Relevant Shares in Issue	Votes Withheld
1	Receive the report and accounts for the year ended 31 December 2014	52,551,108,058	99.93	37,091,314	0.07	52,588,199,372	73.68	174,212,576
2	Election of Mr A P Dickinson	52,557,745,258	99.89	57,488,455	0.11	52,615,233,713	73.72	146,006,188
3	Election of Mr S P Henry	52,592,698,656	99.96	22,213,832	0.04	52,614,912,488	73.72	146,401,566
4	Election of Mr N E T Prettejohn	52,590,112,439	99.95	24,339,773	0.05	52,614,452,212	73.72	146,711,476
5	Re-election of Lord Blackwell	51,949,449,754	98.78	641,508,930	1.22	52,590,958,684	73.68	170,654,183
6	Re-election of Mr J Colombás	52,513,826,709	99.80	103,144,491	0.20	52,616,971,200	73.72	144,592,182
7	Re-election of Mr M G Culmer	52,519,097,261	99.81	98,184,589	0.19	52,617,281,850	73.72	144,284,993
8	Re-election of Ms C J Fairbairn	52,566,379,575	99.90	51,136,686	0.10	52,617,516,261	73.72	144,093,743
9	Re-election of Ms A M Frew	52,565,206,455	99.90	51,503,791	0.10	52,616,710,246	73.72	144,635,823
10	Re-election of Mr A Horta-Osório	52,593,431,323	99.94	29,048,224	0.06	52,622,479,547	73.73	139,722,379
11	Re-election of Mr D D J John	52,565,722,895	99.90	50,524,332	0.10	52,616,247,227	73.72	145,197,918
12	Re-election of Mr N L Luff	52,474,704,619	99.73	141,549,071	0.27	52,616,253,690	73.72	145,175,016
13	Re-election of Mr A Watson	52,561,986,370	99.90	54,429,158	0.10	52,616,415,528	73.72	145,051,094
14	Re-election of Ms S V Weller	52,591,303,741	99.95	26,224,889	0.05	52,617,528,630	73.72	143,927,305
15	Approval of a dividend of 0.75 pence per ordinary share	52,605,145,604	99.99	4,869,944	0.01	52,610,015,548	73.71	153,468,835
16	Re-appointment of the auditor	51,879,174,752	98.58	747,800,848	1.42	52,626,975,600	73.73	134,974,487
17	Authority to set the remuneration of the auditor	52,293,681,175	99.37	330,418,303	0.63	52,624,099,478	73.73	137,363,044
18	Approval of Directors' Remuneration Implementation Report	51,131,411,459	97.67	1,220,049,257	2.33	52,351,460,716	73.35	409,835,861
19	Authority to make political donations or to incur political expenditure	51,811,264,685	98.50	789,246,687	1.50	52,600,511,372	73.70	161,347,109
20	Directors' authority to allot shares	50,287,013,656	97.02	1,542,971,036	2.98	51,829,984,692	72.62	931,402,332
21	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	51,385,795,690	98.31	884,578,190	1.69	52,270,373,880	73.23	490,613,960
22	Limited disapplication of pre-emption rights (ordinary shares)	50,682,593,105	96.81	1,669,156,352	3.19	52,351,749,457	73.35	409,214,812
23	Limited disapplication of pre-emption rights (Regulatory Capital Convertible Instruments)	49,721,532,737	94.98	2,628,662,534	5.02	52,350,195,271	73.35	410,409,369
24	Authority to purchase own ordinary shares	52,563,764,049	99.89	60,063,487	0.11	52,623,827,536	73.73	137,740,067
25	Authority to purchase own preference shares	52,491,723,166	99.84	86,320,611	0.16	52,578,043,777	73.67	183,271,488
26	Amendments to the articles of association - limited voting shares	52,586,594,278	99.93	35,725,696	0.07	52,622,319,974	73.64	154,345,602
27	Amendments to the articles of association - deferred shares	52,573,842,872	99.94	30,268,215	0.06	52,604,111,087	73.70	153,362,445
28	Notice period for general meetings	49,070,149,083	93.25	3,550,566,431	6.75	52,620,715,514	73.73	140,339,111

For all resolutions save for resolution 26, as at 6.00 pm on 12 May 2015 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 71,373,735,357 relevant shares in issue. The holders of the limited voting shares were entitled to vote on resolution 26 but not on any of the other resolutions. For resolution 26, as at 6.00 pm on 12 May 2015 there were 71,454,656,408 relevant shares in issue. 257 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 14 May 2015